Mail Stop 3561

August 17, 2009

Jeffrey R. Hines
President and Chief Executive Officer
The York Water Company
130 East Market St.
York, Pennsylvania 17401

> **Re: The York Water Company**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 18, 2009**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009**
> **Filed May 8, 2009 and July 7, 2009**
> **File No. 001-34245**

Dear Mr. Hines:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. You indicate on the cover page of your Form 10-K and Forms 10-Q that your Commission file number is 0-690. However, we note that the Commission file number related to these filings is 001-34245. Please use Commission file number 001-34245 when filing your periodic reports.

2. On your corporate web site, please include a hyperlink directly to the section 16 forms filed by section 16 reporting persons. Currently, the link that you provide is to the list of all of your SEC filings. Please refer to Final Rule: Mandated Electronic Filing and Website Posting for Forms 3, 4 and 5, Release No. 33-8230 (May 7, 2003).

3. In future filings please provide in your Form 10-K the disclosure required under Item 101(e)(4) of Regulation S-K regarding the availability of your filed reports on your website. Please confirm your understanding in this regard.

Item 1. Business, page 2

4. Since the Pennsylvania Public Utility Commission regulates some of your operations, please discuss if any material portion of your business is subject to renegotiation of profit at the election of the Pennsylvania Public Utility Commission or another governmental entity. Please refer to Item 101(c)(ix) of Regulation S-K.

5. We note your statement in the second risk factor on page five that you may face competition from other water suppliers. Please discuss the competitive conditions in your business including, where material, the identity of the particular markets in which you compete, an estimate of the number of competitors and your competitive position, if known or reasonably available to you. Please discuss the principal methods of competition and any positive and negative factors pertaining to your competitive position, to the extent that they exist. Please refer to Item 101(c)(x) of Regulation S-K.

6. Please discuss the material effects that compliance with federal, state and local provisions, regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, may have upon your capital expenditures, earnings and competitive position. Also, please disclose any material estimated capital expenditures for environmental control facilities that you expect to make during the current fiscal year and next fiscal year. Please see Item 101(c)(xii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…, page 9

7. Please expand your discussion, which begins on page 8 of your 2008 Annual Report to Shareholders, to elaborate on known material trends and uncertainties that will have, or are

reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and
- material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

For example, we note that your total debt load, long-term plus short-term debt, has trended upwards over the past couple of years. As a result, your interest expense has also increased during that time. Please discuss how this increased debt load and interest expense will affect, if at all, your operations and ability to obtain additional financing. Also, we note that your accounts receivable has trended upwards over the past few years. Please discuss the underlying causes for this upward trend. We note that your deferred regulatory assets went from $7,709,000 as of December 31, 2007 to $15,972,000 as of December 31, 2008. Please discuss the underlying causes for this change. Finally, we note your unfunded pension obligations has increased substantially over the past year. Please discuss how you intend to address this issue and how it may affect your operations and liquidity. Please see Item 303 of Regulation S-K and SEC Release No. 33-8350.

8. We note from your financial statements that you routinely do not maintain any cash on hand. Please discuss in your Liquidity and Capital Resources section, which begins on page 12 of your 2008 Annual Report to Shareholders, how this policy affects, if at all, your operations and your liquidity.

9. We note your statement on page 12 of your 2008 Annual Report to Shareholders that you intend to fund your construction and acquisition expenditures, in part, through customer advances and contributions. Please briefly discuss what you mean by "customer advances and contributions" and how significant you believe this source of funding will be to payment of your overall construction and acquisition expenditures or advise where this information is located in your disclosure and provide a cross-reference your disclosure.

Contractual Obligations, page 16

10. We note your statement in footnote (b) to your Contractual Obligations table, which is found on page 16 of your 2008 Annual Report to Shareholders, that your Interest on Long-Term Debt disclosure excludes interest on the $12,000 variable rate debt because you cannot reasonably estimate the payments on this interest. Please discuss why you are unable to reasonable estimate the payments.

Item 9A. Controls and Procedures, page 12

(a) Evaluation of Disclosure Controls and Procedures, page 12

11. We note your statement in your Form 10-K for the fiscal year ended December 31, 2008 and your Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 state that "the Company's President and Chief Executive Officer along with the Chief Financial Officer concluded that the Company's disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required…" Please confirm for the periods ended December 31, 2008, March 31, 2009 and June 30, 2009 that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective, rather than functioning effectively, at that reasonable assurance level. Please include similar disclosure in future filings. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures and state that your disclosure controls and procedures are effective. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Exhibits, page 19

Exhibit 10 Material Contracts

12. Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that Exhibit A was omitted from Exhibit 10.11. We also note similar issues with Exhibits 10.12, 10.14 and 10.17. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements, and re-file complete, agreements with your next current or periodic report.

Exhibit 10.8

13. We note your statement that Exhibit 10.8 was previously filed as Exhibit 4.9 to your Form 10-Q for the quarter ended September 30, 1995. However, we are unable to locate this filing on EDGAR. Please advise.

Exhibit 10.9

14. We note your statement that Exhibit 10.9 was filed as Exhibit 4.2 to your Form 10-K for the fiscal year ended December 31, 2000. However, we were unable to locate an Exhibit 4.2 to that filing. Please advise.

Definitive Proxy Statement on Schedule 14A

Voting Securities and Principal Holders Thereof, page 3

15. Please disclose whether the table includes shares each individual has the right to acquire
beneficial ownership of within 60 days. If the shares listed in the table do include shares that
an individual has the right to acquire beneficial ownership of in the next 60 days please
disclose the amount of these shares in a footnote to the table. See Instruction 1 to Item 403
of Regulation S-K.

Compensation of Directors and Executive Officers, page 10

Compensation Discussion and Analysis, page 10

General Philosophy, page 10

16. Please expand your discussion on how your combination of base salary and cash incentives
align the interests of management with those of your customers. Also, please advise why
you are aligning the interests of management with those of your customers, rather than with
the interests of your shareholders.

Base Salary, page 10

17. Please expand your discussion to discuss why you have elected to set your named executive's
salary below the 25th percentile of the seven comparable investor-owned water utilities and if
you have any intent to adjust salaries higher than the 25th percentile. Please discuss any other
factors you consider in setting the salaries of your named executive officers. Please discuss
any changes in the salary levels of your named executive officers over the past two fiscal
years and the basis for the change.

Cash Incentives, page 10

18. Please discuss how your cash incentive plan incentivizes your senior managers to create
value for your customers.

19. We note that your cash incentives are granted only if an overall score of seventy-five (75)
percent of the available performance objective points are achieved. We also note that the
Compensation Committee has discretion to adjust these awards if certain other business
criteria are not met. Further, we note your statement that "[o]n January 26, 2009, that the
Compensation Committee determined that our management had achieved seventy-five (75)
percent of the performance objectives for 2008, but had fallen slightly short of the set
business criteria." Please discuss how management fell slightly short of the set business
criteria. Please clarify the difference between your strategic business criteria and

performance objectives. While you give examples of what strategic business criteria may be, please disclose the actual strategic business criteria for 2008.

20. We note that the Compensation Committee determined that the amount of the target cash incentive award would be 5% for 2008. Please discuss the factors that the Compensation Committee considered in deciding to set the target cash incentive award at 5% for 2008.

2008 Grants of Plan Based Awards Table, page 15

21. We note that your named executive officers had the opportunity to earn 5% of their base salary under your 2008 cash incentive program if they met certain performance criteria. We also note that the Compensation Committee adjusted the payout to be 98% of the target award of 5%. We note that in your Grants of Plan Based Awards Table that you report the adjusted payment figure under the Estimated Future Payouts under Non-Equity Incentive Plan Awards Target column rather than the five percent target. Please revise this table to disclose the target award of 5% or advise why you are not required to do so. Please refer to Item 402 of Regulation S-K.

2008 Pension Benefit Table, page 16

22. We note your statement that "[t]his benefit was provided retroactively for five months rather than delaying entry by seven months." Please clarify what you mean by this statement and why you retroactively provided benefits to Mr. Hines instead of delaying entry by seven months.

Disclosure of Related Party Transactions, page 25

23. Please describe in greater detail your policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. In particular, please discuss the types of transactions that are covered by such policies and procedures; the standards to be applied pursuant to such policies and procedures; and if such policies and procedures are in writing and, if not, how such policies and procedures are evidenced.

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at, (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director